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APR 22 2021

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21001547

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 9th Floor
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynda Davey 917-539-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 East Lake Street, Suite 303, Bloomingdale IL 60108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lynda Davey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Securities, Ltd, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

------NONE ------

Signature

Chief Executive Officer / President

Title

EUGENIA I. ZHURBINSKAYA
Notary Public, State of New York
Registration No. 01ZH6168424
Qualified in Kings County
Commission Expires June 11, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Avalon Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avalon Securities, Ltd.'s management. Our responsibility is to express an opinion on Avalon Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avalon Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Avalon Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Avalon Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avalon Securities, Ltd.'s auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 21, 2021

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash	$ 53,801
Accounts receivable	808,031
Prepaid expense	62,361
Total Assets	**$ 924,193**

LIABILITIES & SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable & accrued expenses	$ 29,476
Commissions payable	652,707
Note Payable	15,099
Total Liabilities	**$ 697,282**
Shareholder's Equity:	
Common Stock: 1,000 shares authorized, stated value $1	
100 shares issued and outstanding	$ 100
Additional Paid in Capital	9,300
Retained Earnings	217,511
Total Shareholder's Equity	**$ 226,911**
Total Liabilities & Shareholder's Equity	**$ 924,193**

Please see the notes to the financial statements.

Avalon Securities, Ltd.
530 Fifth Avenue, 9th Floor
New York, NY 10036

Notes to the Financial Statements
For the Year Ended December 31, 2020

1. Organization

Avalon Securities, Ltd. ("Company") is a privately held corporation formed in New York in May 1992 for the purpose of conducting business as a securities broker dealer ("BD"). The Company is registered with the United States Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). As a member of the FINRA the Company is registered to market investments in debt and equities.

2. Summary of Significant Accounting Policies

The Government and Other Regulation - The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation- The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates- The preparation of the financial statements in conformity with GAAP requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Advisory Revenues and Commissions Payable - Advisory revenues and related fees including registered representative commissions are recorded when all contracted services to a client have been provided by the Company and the Company is reasonably assured of the revenue collection. Although accrued based on GAAP, contractually the Commissions Payable are not legally owed by the Company to its registered representatives until the revenues are actually received by the Company in a cash payment.

As of December 31, 2020, the Company had accrued Accounts Receivable of approximately $808,000 related to Advisory revenues owed based on client agreements regarding services rendered and closed transactions and the Company's belief that the revenue would be collected. Of that amount, $55,000 was contractually obligated to be paid in monthly installment during 2021 and the remaining approximately $753,000 was received in January 2021.

As of December 31, 2020, the Company had accrued Commissions Payable of approximately $652,000 based on revenues not received which the Company was legally only required to pay

after it had received the associated revenue. Of that amount, approximately $47,000 was associated with revenues that were obligated to be paid to the Company in monthly installment during 2021, and the remaining approximately $605,000 was paid by the Company in January 2021 when the associated revenue was received.

As of December 31, 2020, the Company had no open contracts or deferred revenue.

Cash- For the purpose of calculating changes in cash flows, cash includes only cash balances. The Company does not have any short term investments.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual shareholder and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2020 because of their short-term nature.

4. Commitments & Contingencies

The Company is not aware of any pending litigation, whether actual or contemplated, against it as of the date of these financial statements.

The Company maintains its office in New York City, New York and in November 2020 moved a new office location in New York City. The Company rents its office on a "month to month" basis. Rent expense for the year ended December 31, 2020, was $21,554.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2020 through the date of this report which is the date the financial statements were available to be issued and found no material subsequent events reportable during this period.

6. Concentration of Credit Risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Related Parties

The Company incurred and paid $3,000 of consulting fees to a related party that are included as expenses in the Statement of Operations. There were no amounts outstanding at December 31, 2020.

The Company works with a number of parties whose employees are registered representatives with the Company. The Company's registered representatives work with its clients to market investments in the debt and equities of those clients. Revenue from these transactions approximated $5.6 million in 2020. Accounts Receivable at December 31, 2020 relating to these transactions which closed in 2020 was approximately $800,000.

8. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1.

At December 31, 2020, the Company had a positive net capital of $24,325. That net capital was $21,154 below its required net capital of $45,479 and its ratio of aggregate indebtedness to net capital was a negative 28.0 to 1 based on a total aggregate indebtedness which included Commissions Payable with Accrued Expenses.

On January 25, 2021, sufficient funds were deposited into the Company's cash accounts to mitigate the Company's negative excess capital situation. From that date through the date of this report, the Company's net capital has met or exceeded all of the net capital requirements of the SEC and its ratio of aggregate indebtedness to net capital was positive based on a total aggregate indebtedness which included Commissions Payable with Accrued Expenses.